UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                             (AMENDMENT NO. 3)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Walter Industries, Inc.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                93317Q 10 5
                        ---------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                               June 27, 2005
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          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D/A

-----------------------
CUSIP NO.  93317Q 10 5
-----------------------

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1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON

       Appaloosa Investment Limited Partnership I

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [ ]
                                                                   (b)     [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS

                00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

                 ------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      479,698

                 ------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

                 ------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      479,698

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       479,698

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.24%

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14     TYPE OF REPORTING PERSON

       PN

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

                               SCHEDULE 13D/A

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CUSIP NO.  93317Q 10 5
-----------------------

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1      NAME OF REPORTING PERSON                      Palomino Fund Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [ ]
                                                                   (b)     [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS

                                 00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 BRITISH VIRGIN ISLANDS
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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

                 ------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      420,302

                 ------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

                 ------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      420,302

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       420,302

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.09%

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14     TYPE OF REPORTING PERSON

       CO

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

                               SCHEDULE 13D/A

-----------------------
CUSIP NO.  93317Q 10 5
-----------------------

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1      NAME OF REPORTING PERSON                      Appaloosa Management L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [ ]
                                                                   (b)     [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS

                                 00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Delaware

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

                 ------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      900,000

                 ------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

                 ------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      900,000

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       900,000

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.33%

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14     TYPE OF REPORTING PERSON

       PN

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

                               SCHEDULE 13D/A

-----------------------
CUSIP NO.  93317Q 10 5
-----------------------

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1      NAME OF REPORTING PERSON                      Appaloosa Partners Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [ ]
                                                                   (b)     [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS

                                 00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Delaware

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

                 ------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      900,000

                 ------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

                 ------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      900,000

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       900,000

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.33%

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14     TYPE OF REPORTING PERSON

       CO

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

                               SCHEDULE 13D/A

-----------------------
CUSIP NO.  93317Q 10 5
-----------------------

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1      NAME OF REPORTING PERSON                      David A. Tepper
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)     [ ]
                                                                   (b)     [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS

                                             00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 USA

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES

                      1,017,593

                 ------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      900,000

                 ------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      1,017,593

                 ------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      900,000

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,917,593

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.96%

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14     TYPE OF REPORTING PERSON

       IN

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

          This Amendment No. 3 (the "Amendment No. 3") amends the Schedule 13D originally filed on November 8, 2004, as amended by Amendment No. 1 filed on May 26, 2005 and Amendment No. 2 filed on June 24, 2005 (as amended, the "Schedule 13D"), by (i) Appaloosa Investment Limited Partnership I, (ii) Palomino Fund Ltd., (iii) Appaloosa Management L.P.,
(iv) Appaloosa Partners, Inc., and (v) David A. Tepper, relating to the common stock, par value $0.01 per share (the "Common Stock") of Walter Industries, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the original Schedule 13D or the previously filed amendments thereto, and unless amended hereby, all information previously filed remains in effect.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to add the following:

          As previously disclosed in Amendment No. 2 to this Schedule 13D filed on June 24, 2005, the Manager commenced the Distribution on June 27, 2005 and expects to complete the Distribution within the next several days.

          Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, and (iii) distribute in kind to their respective shareholders, partners or members, as the case may be, shares of Common Stock or other securities owned by any of them.

          Except as described above or otherwise described in the Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The first paragraph and paragraphs (a), (b) and (c) of Item 5 are hereby amended to reflect that, upon completion of the Distribution:

          As of April 30, 2005, 38,641,998 shares of Common Stock were outstanding (as disclosed in the Company's Form 10-Q for the quarterly period ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005).

          (a) The Purchasers are the beneficial owners of 1,917,593 shares of Common Stock in the aggregate. Therefore, the Reporting Persons' aggregate beneficial ownership constitutes 1,917,593 shares or approximately 4.96% of the issued and outstanding Common Stock. (i) AILP is the beneficial owner of 479,698 shares which constitutes approximately 1.24% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose, (ii) Palomino is the beneficial owner of 420,302 shares which constitutes 1.09% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose, (iii) Mr. Tepper is the beneficial owner of 1,017,593 shares which constitutes approximately 2.63% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose and, by virtue of his relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to be the beneficial owner of an additional 900,000 shares of Common Stock which, together with the 1,017,593 shares of Common Stock beneficially owned by Mr. Tepper, constitutes approximately 4.96% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose, and (iv) each of the Manager and API, by virtue of their relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to be the beneficial owners of an aggregate of 900,000 shares which constitutes approximately 2.33% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose. Accordingly, the Reporting Persons benefically own less than 5% of the issued and outstanding Common Stock.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 479,698 shares of Common Stock. Palomino may be deemed to have shared voting and dispositive power with respect to 420,302 shares of Common Stock. Mr. Tepper has sole voting and dispositive power with respect to 1,017,593 shares of Common Stock and, by virtue of his relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to have shared voting and dispositive power with respect to an additional 900,000 shares of Common Stock. Each of the Manager and API, by virtue of their relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to have shared voting and dispositive power with respect to 900,000 shares of Common Stock.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Shares during the sixty
(60) days preceding the date of this Amendment No. 3.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2005

                                     APPALOOSA INVESTMENT LIMITED
                                     PARTNERSHIP I

                                     By:  APPALOOSA MANAGEMENT L.P.,
                                          Its General Partner

                                          By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By: /s/ David A. Tepper
                                             ---------------------------
                                             Name:  David A. Tepper
                                             Title: President


                                     PALOMINO FUND LTD.

                                     By:  APPALOOSA MANAGEMENT L.P.,
                                          Its Investment Adviser

                                          By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By: /s/ David A. Tepper
                                             ---------------------------
                                             Name:  David A. Tepper
                                             Title: President


                                     APPALOOSA MANAGEMENT L.P.

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                          By: /s/ David A. Tepper
                                             ---------------------------
                                             Name:  David A. Tepper
                                             Title: President


                                     APPALOOSA PARTNERS INC.


                                     By: /s/ David A. Tepper
                                        --------------------------------
                                        Name:  David A. Tepper
                                        Title: President


                                        /s/ David A. Tepper
                                        --------------------------------
                                            David A. Tepper

                               EXHIBIT INDEX

         Exhibit 1     --    Joint Filing Agreement.*

         Exhibit 2     --    Transactions in Shares of Common Stock of the
                             Company Within the Past Sixty Days.*

-----------------------------
* Filed on November 8, 2004